

12060142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weller, Anderson & Co., LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Rusk, Suite 1725
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fenner R. Weller, Jr. — (713) 222-1901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

12 Greenway Plaza 800	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/22/12

OATH OR AFFIRMATION

I, Fenner R. Weller, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weller, Anderson & Co., LTD., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KAREN CASTER
Notary Public, State of Texas
My Commission Expires
April 05, 2014

Fenner R Weller Jr
Signature

Fenner, R. Weller, Jr., COO
Title

Karen Caster 2/8/12
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLER, ANDERSON & CO., LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

WELLER, ANDERSON & CO., LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Partners of
Weller, Anderson & Co., Ltd.

We have audited the accompanying statements of financial condition of Weller, Anderson & Co., Ltd. (a Texas limited partnership) at December 31, 2011 and 2010, and the related statements of operations, changes in partners' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weller, Anderson & Co., Ltd. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
February 23, 2012

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,693,972	$ 1,878,824
Deposit with clearing organizations - cash	400,000	400,000
Receivable from brokers or dealers and clearing organizations	-	8,138
Other current assets	22,240	15,594
TOTAL CURRENT ASSETS	2,116,212	2,302,556
PROPERTY AND EQUIPMENT, net	54,186	74,328
TOTAL ASSETS	$ 2,170,398	$ 2,376,884
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accrued compensation	$ 39,558	$ 91,498
Accrued expenses	13,538	24,646
Deferred rent	58,112	27,112
TOTAL LIABILITIES	111,208	143,256
COMMITMENTS AND CONTINGENCIES		
PARTNERS' CAPITAL	2,059,190	2,233,628
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 2,170,398	$ 2,376,884

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2011	Year Ended December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (174,438)	$ (640,171)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	20,142	21,322
Changes in operating assets and liabilities:		
Receivable from brokers or dealers and clearing organizations	8,138	30,916
Other current assets	(6,646)	-
Accrued compensation	(51,940)	9,101
Accrued expenses	(11,108)	5,479
Deferred rent	31,000	27,112
NET CASH USED IN OPERATING ACTIVITIES	(184,852)	(546,241)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(87,445)
NET CASH USED IN INVESTING ACTIVITIES	-	(87,445)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(184,852)	(633,686)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,878,824	2,512,510
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,693,972	$ 1,878,824

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2011 AND 2010

Balance at January 1, 2010	$ 2,873,799
Net loss	(640,171)
Balance at December 31, 2010	2,233,628
Net loss	(174,438)
Balance at December 31, 2011	$ 2,059,190

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2011	2010
REVENUES		
Commissions	$ 1,893,818	$ 1,193,726
Interest	11,107	9,877
TOTAL REVENUES	1,904,925	1,203,603
EXPENSES		
Clearance fees	150,973	100,520
Communications	147,289	195,372
Occupancy and equipment expenses	59,470	37,748
Regulatory fees and expenses	56,691	38,624
Salaries and benefits	1,506,630	1,259,633
Taxes - other	41,808	47,603
Other operating expenses	127,609	149,842
TOTAL EXPENSES	2,090,470	1,829,342
LOSS BEFORE STATE INCOME TAX	(185,545)	(625,739)
STATE INCOME TAX BENEFIT (EXPENSE)	11,107	(14,432)
NET LOSS	$ (174,438)	$ (640,171)

See accompanying notes to financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Weller, Anderson & Co., Ltd. (the "Partnership"), formerly Weller, Anderson, Cheneviere & Co., Ltd., is a limited partnership formed in Texas on June 17, 1985. Unless dissolved sooner by the general partner, the term of the Partnership shall continue until December 31, 2031. The managing general partner of the Partnership is Fenner R. Weller, Jr., Inc. (Mr. Fenner R. Weller, Jr., President).

Nature of Operations: The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, and a securities dealer registered with the Texas Securities Board.

The Partnership began operations as a registered broker-dealer on March 6, 1989. The Partnership retails equity and debt securities, sells interests in mortgages, and is a U.S. Government and municipal securities broker. The Partnership is registered as a broker-dealer in various state jurisdictions.

Under the terms of agreements with clearing organizations, the Partnership must maintain in deposit accounts either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of at least $400,000. The Partnership must maintain the accounts until the termination of the clearing agreements.

The Partnership does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Partnership is exempt under SEC Rule 15c3-3(k) 2(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition: Revenues are recorded when earned, and expenses when incurred utilizing the accrual method of accounting. Commission income and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents: The Partnership considers all highly liquid investment purchases with a maturity of three months or less to be cash equivalents.

Depreciation and Amortization: Depreciation is computed over the estimated useful lives of the related assets using the straight-line method. Estimated useful lives are as follows:

Furniture and equipment	5 - 7 years
Software	3 years
Communication technology	5 years

Leasehold improvements are amortized over the shorter of the remaining lease term or economic life of the related asset.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Federal income taxes are not payable by, or provided for, the Partnership. The general and limited partners are taxed individually on their share of earnings.

Effective January 1, 2009, the Partnership adopted guidance issued by the Financial Accounting Standards Board ("FASB") in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2011, there were no amounts that had been accrued with respect to uncertain tax positions.

State Income Tax: In May 2006, the State of Texas enacted a bill that replaced the existing franchise tax with a margin tax. Effective January 1, 2007, the margin tax applies to legal entities conducting business in Texas, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The margin tax is based on the Partnership's Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and therefore has the characteristics of an income tax. For 2011 and 2010, $11,107 and ($14,432), respectively, in state income tax benefit (expense) was recognized solely attributable to Texas margin tax.

The Partnership incurred no interest and penalties during 2011 and 2010.

None of the Partnership's income tax returns are under review by the Internal Revenue Service. The income tax returns for 2008 and thereafter are open for review.

NOTE B - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. The Partnership does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a) (2) (iv) of SEC Rule 15c3-1, the Partnership is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $50,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2011, the Partnership had net capital of $1,982,616, which was $1,932,616 in excess of its minimum net capital of $50,000.

NOTE C - PARTNERS' CAPITAL

Distributions of the Partnership's cash may be made to partners upon determination by the managing partner that such cash is not required to satisfy ongoing net capital requirements of the applicable regulatory authorities or for the conduct of the Partnership's business. No distributions were made to partners during 2011 and 2010.

NOTE D - COMMITMENTS AND CONTINGENT LIABILITIES

Rent expense attributable to leases (including short-term leases) was $43,500 and $30,750 for 2011 and 2010, respectively. Future minimum rental commitments under the long-term office space lease agreement are as follows:

Year Ending December 31,	
2012	$ 56,258
2013	54,986
2014	41,000
2015	10,250
Total	$ 162,494

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consists of:

	December 31, 2011	December 31, 2010
Furniture and office equipment	$ 55,641	$ 55,641
Communication technology	3,356	3,356
Leasehold improvements	87,445	87,445
	146,442	146,442
Less: accumulated depreciation and amortization	92,256	72,114
	$ 54,186	$ 74,328

Depreciation and amortization expense for the years ended December 31, 2011 and 2010 was $20,142 and $21,322, respectively.

NOTE F - CONCENTRATION OF CREDIT RISK

The Partnership maintains cash deposits with banks which, from time to time, may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and has not experienced any losses associated with these accounts.

NOTE G - EMPLOYEE BENEFIT PLAN

The Partnership provides a defined contribution 401(k) Savings and Profit Sharing Plan that covers all fulltime employees who meet certain age and service requirements. Employees may contribute to the Plan through salary deferrals. Additionally, the Partnership may contribute at its discretion. No contributions were made by the Partnership in 2011 and 2010.

NOTE H - SUBSEQUENT EVENTS

Management has evaluated all events subsequent to the balance sheet date of December 31, 2011 to February 23, 2012, which is the date the financial statements are available for issuance, and has determined that there are no events that require disclosure.

SUPPLEMENTARY INFORMATION

WELLER ANDERSON & CO., LTD.
SCHEDULE 1 - CALCULATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

TOTAL PARTNER'S CAPITAL		$ 2,059,190
Deductions for nonallowable assets:		
Property and equipment, net	54,186	
Other current assets	22,240	76,426
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS		1,982,764
Haircuts on other positions		148
NET CAPITAL		$ 1,982,616
AGGREGATE INDEBTEDNESS		
Items included on statement of financial condition:		
Accrued compensation		$ 39,558
Accrued expenses		13,538
Deferred rent		58,112
TOTAL AGGREGATE INDEBTEDNESS		$ 111,208
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (1/15 of total aggregate indebtedness)		$ 7,414
Minimum dollar net capital requirement		$ 50,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital requirement)		$ 50,000
EXCESS NET CAPITAL		$ 1,932,616
Ratio: aggregate indebtedness to net capital		.06:1

There is no material difference between the above computation and the Partnership's computation of net capital as reported in the Partnership's Part II of Form X-17A-5 (Amended) as of December 31, 2011.

See independent auditors' report.

WELLER, ANDERSON & CO., LTD.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2011

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

Board of Directors
Weller, Anderson & Co., Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Weller, Anderson & Co., Ltd. (the "Partnership") for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers, Inc.), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 23, 2012